



06003753

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

$\cancel{AB}$ 3/9/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   Goldman Capital Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   320 Park Ave. 10th Fl

(No. and Street)

New York   **NY**   **10022**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Thomas F Flynn   732-842-9450

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   O'Connor Davies Munns & Dobbins

(Name -- _if individual, state last, first, middle name_)

60 East 42nd St.   **New York**   **NY**   **10165**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 2 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Neal I Goldman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Goldman Capital Management Inc. _____, as of _____ December 31 _____, 20 05 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

_____
Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB 1, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
Goldman Capital Management, Inc.

We have audited the accompanying statement of financial condition of Goldman Capital Management, Inc. as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Goldman Capital Management, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
January 27, 2006

The Lincoln Building, 60 East 42nd Street, New York, New York 10165   212.286.2600 tel   212.286.4080 fax   www.odmd.com

GOLDMAN CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	510,353
Receivable from clearing broker		130,592
Other fees receivable		116,300
Other assets		56,135
Total assets		813,380

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses and other liabilities	96,655
Total liabilities	96,655

Stockholder's equity

Common stock, no par value, 200 shares authorized 100 issued and outstanding	100
Additional paid-in capital	129,900
Retained earnings	586,725
Total stockholder's equity	716,725
Total liabilities and stockholders equity	$ 813,380

See accompanying notes to financial statements.

GOLDMAN CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenue	
Commissions	$ 1,788,923
Advisory fees	996,921
Other fees	451,025
Total revenue	3,236,869
Expenses	
Employee compensation and benefits	2,386,497
Clearance fees	319,244
Professional fees	56,250
Travel and entertainment	64,878
Occupancy	117,488
Other operating expenses	115,369
Local taxes	56,000
Total expenses	3,115,726
Net Income	$ 121,143

See accompanying notes to financial statements.

GOLDMAN CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	100	$ 129,900	$ 602,294	$ 732,294
Net Income			121,143	121,143
Shareholder distributions			(136,712)	(136,712)
Balance, end of year	100	$ 129,900	$ 586,725	$ 716,725

See accompanying notes to financial statements.

GOLDMAN CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net Income	$ 121,143
Adjustments to reconcile net income to net cash provided by operating activities	
Net change in:	
Receivable from clearing broker	56,598
Other fees receivable	(18,300)
Prepaid expenses	(56,135)
Accrued expenses and other liabilities	9,377
Net cash provided by operating activities	112,683
Cash flows from financing activities	
Shareholder distributions	(136,712)
Net cash (used by) financing activities	(136,712)
Net Increase in cash and cash equivalents	(24,029)
Cash and cash equivalents, beginning of year	534,382
Cash and cash equivalents, end of year	$ 510,353

See accompanying notes to financial statements.

1. **Significant Accounting Policies**

   General

   Goldman Capital Management, Inc. (the "Company") is a registered investment adviser and registered broker-dealer that introduces its brokerage accounts on a fully disclosed basis to a self-clearing broker. The Company manages securities portfolios for its customers on a discretionary or nondiscretionary basis.

   Revenue Recognition

   Commission revenues and expenses are recorded on a trade date basis. Fees for advisory services are based on assets managed and are recognized as earned.

   Income Tax Status

   The Company is qualified as an "S" corporation for Federal and New York State income tax purposes; accordingly, income earned is taxable to the shareholder on his individual income tax returns.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Net Capital Requirements**

   As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2005 the Company had net capital of $544,190 which exceeded requirements by $539,190.

3. Defined Contribution Pension Plan

The Company has a defined contribution pension plan (the "Plan") covering substantially all of its employees. Plan expense for the year ended December 31, 2005 totalled $71,000.

4. Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2005, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

5. Related Party Transactions

The President and sole shareholder of the Company is a managing member of a limited liability company which is a general partner of an investment partnership. For the year ended December 31, 2005, the Company received fees of $449,850 from this entity, $116,300 of which was receivable at year end.

SUPPLEMENTAL INFORMATION

GOLDMAN CAPITAL MANAGEMENT, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

DECEMBER 31, 2005

Shareholder's equity per statement of financial condition	$ 716,625
Deductions - nonallowable assets:	
Other fees receivable	(116,300)
Other assets	(56,135)
Net capital	544,190
Minimum net capital requirement of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	539,190
Aggregate indebtedness	
Accrued expenses and other liabilities	96,655
Percentage of aggregate indebtedness to net capital	17.90%

RECONCILITAION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There is no material difference between the above calculation included
in the Company's unaudited FOCUS report as of December 31, 2005.

GOLDMAN CAPITAL MANAGEMENT, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15C-3

DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C-3

DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

The Board of Directors and Shareholder
Goldman Capital Management, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Goldman Capital Management, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Goldman Capital Management, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
January 27, 2006